December 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AIxCrypto Holdings, Inc.
Registration Statement on Form S-1
File No. 333-291926

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 11, 2025

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

AIxCrypto Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-291926), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on December 11, 2025, or as soon thereafter as possible.

Please contact our counsel Peter Campitiello of Lucosky Brookman LLP at (732) 395-4517 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Sincerely yours,

AIxCRYPTO HOLDINGS, INC.

/s/ Kevin R. Richardson, II
Kevin R. Richardson, II
Co-Chief Executive Officer